SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2011

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2010. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number	Page
1 2

Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following matters:

Press release regarding the Company’s unaudited consolidated financial results for the three (3) months ended March 31, 2011;

Appointment by the Audit Committee of Sycip Gorres Velayo & Company as the Company’s external auditors for 2011; and

Cash dividend declaration on the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock.

12 5

Exhibit 1

May 10, 2011

Philippine Stock Exchange

3/F Philippine Stock Exchange Plaza

Ayala Triangle, Ayala Avenue

Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the three (3) months ended March 31, 2011.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

| Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary	| Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

May 10, 2011

Securities & Exchange Commission

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1, we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the three (3) months ended March 31, 2011.

| Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary	| Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5
S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

MS. JUNE CHERYL A. CABAL	816-8534
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,182,144 As of March 31, 2011	N/A	N/A
		Total No. of Stockholders	Domestic	Foreign

----------------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  May 10, 2011

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8405

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

Exhibit 1

PLDTpressrelease

1Q2011 CONSOLIDATED CORE NET INCOME UP 1% TO P10.6 BILLION

EBITDA AT P21 BILLION

FREE CASH FLOW GREW BY 17% TO P15.0 BILLION

CELLULAR SUBSCRIBER BASE AT 46.6 MILLION HIGHER BY 1 MILLION

TOTAL BROADBAND SUBSCRIBERS OVER 2.1 MILLION

•         Consolidated core net income of P10.6 billion for 1Q2011, 1% higher than the P10.5 billion net income in 1Q10

•         Consolidated reported net income for 1Q11 at P10.7 billion, from the P11.4 billion recorded in 1Q10

•         Consolidated service revenues decline 4% year-on-year to P34.6 billion

•         Consolidated EBITDA margin up to 61% of service revenues; consolidated EBITDA declines 1% to P21.0 billion

•         Consolidated free cash flow at P15.0 billion for 1Q2011, a 17% improvement year-on-year

•         Cellular subscriber base at 46.6 million, net additions of 1.0 million

•         Total broadband subscribers over 2.1 million; aggregate revenue contribution from broadband and internet services of P4.5 billion for 1Q2011, 8% higher than last year

MANILA, Philippines, 10TH May 2011 –– Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced its unaudited financial and operating results for the first three months of 2011 with Core Net Income, net of exceptional items, higher 1% at P10.6 billion, from P10.5 billion in 2010. Consolidated Reported Net Income for the first quarter of 2011 was lower at P10.7 billion, from the P11.4 billion recorded in the same period last year, with lower net foreign exchange and derivative gains.

A closer look at the underlying revenue mix shows the ongoing transition of revenue streams with the lower traditional sources being replaced by the growth of new revenue streams. Overall consolidated service revenues decreased by 4% to P34.6 billion, reflecting the combined effects of:

•         an 8% increase in combined fixed and wireless broadband and Internet revenues, with DSL revenues higher by 12% and wireless broadband revenues up by 5% (including revenues from mobile Internet);

•         a 3% increase in ICT revenues;

•         a 5% decrease in cellular voice revenues;

•         a 2% decline in revenues from fixed data and other network services to third parties;

•         a 2% reduction in cellular data revenues; and

•         a 10% decrease in ILD, NLD and LEC revenues.

In addition, our service revenues were impacted by:

Exhibit 1

•         the strengthening of the peso during the year which resulted in reduced service revenues of P484 million;  as well as

•         the sale of our satellite business at the end of the first quarter of 2010.

Consolidated EBITDA was lower by 1% at P21.0 billion as expenses were tightly managed such that the decline in EBITDA was lower than the decline in revenues. Accordingly, EBITDA margin increased to 61% in the first quarter of 2011, from 59% in the same period in 2010. Wireless EBITDA margin in particular improved to 64% in the first quarter of 2011, up from 61% in the first quarter of 2010.

Approximately 28% of consolidated service revenues are directly or indirectly linked to the U. S. Dollar. Had the peso remained stable, the service revenue decline would have been 3% while EBITDA would have grown by 1%.

Consolidated free cash flow for the period was at P15.0 billion, an increase of 17% or P2.2 billion over last year. Consolidated capital expenditures for the period amounted to P3.1 billion for in the first quarter of 2011. Capital expenditures will be utilized to improve the Group’s broadband and cellular coverage and capacity and the modernization and upgrade of both our mobile and fixed networks.

The Group’s consolidated net debt decreased by US$0.4 billion to US$0.9 billion as at 31st March 2011 from US$1.3 billion at the end of 2010. Gross debt at the end of March 2011 was US$ 2.2 billion. Cash and short-term investments at the end of the period were P56.6 billion, or $1.3 billion, inclusive of the P27.0 billion to be utilized for dividend payments in April 2011. Net debt to EBITDA stood at 0.5x and would have been 0.8x if adjusted for the April dividend payment. The Company’s debt maturities continue to be well spread out, with about 60% due in and after 2014. The percentage of U. S. Dollar-denominated debt to the Group’s total debt portfolio further declined to 41%, down from 45% at the end of 2010. Taking into account our peso borrowings, our hedges and our U. S. Dollar cash holdings, only 21% of total debt remains unhedged. The Group’s cash and short-term securities are invested primarily in bank placements and Government securities.

Wireless: Proactively Managing Margins

Wireless service revenues dipped 4% to P22.8 billion for the first quarter of 2011, compared with the P23.7 billion recognized in the same period last year. Excluding the impact of the peso appreciation, wireless service revenues for the first three months of 2011 would have been higher by P300 million. Cellular subsidiary Smart Communications, Inc. (“Smart”) continues to lead the industry in terms of both revenues and subscribers.

Wireless EBITDA for the first three months grew 1% to P14.5 billion as lower revenues were offset by a 12% decline in cash operating expenses. EBITDA margin likewise improved to 64% in the first quarter of 2011 from 61% in the same period in 2010 and 63% for the full year 2010 as a result of a proactive management of expenses.

Exhibit 1

The PLDT Group’s total cellular subscriber base as at 31st March 2011 stood at 46.6 million subscribers, 2% or 1 million up from the end of 2010. Smart Buddy recorded net additions of 0.5million subscribers to end with 25.7 million subscribers while Talk ‘N Text added approximately 0.4 million subscribers to end with 19.4 million subscribers. Red Mobile, the brand owned by Smart subsidiary, CURE, had about 1.1 million subscribers at the end of the period, having added 0.1 million new subscribers. Red Mobile was relaunched in March 2010 and positioned to meet market demand for unlimited services, particularly for “second SIM” holders.

Cellular voice revenues declined 5% to P10 billion, resulting from lower revenues from international services and domestic outbound call volumes. Cellular data revenues fell 2% to P10.3 billion, with text volumes declining 4%.

On the broadband front, SmartBro, Smart’s wireless broadband service offered through its wholly-owned subsidiary Smart Broadband, Inc. (“SBI”) - continued to expand as its wireless broadband subscriber base which grew to over 1.4 million at the end of March 2011, over 973,000 of whom were on SmartBro’s prepaid service. Wireless broadband revenues, inclusive of mobile Internet revenues, continued to grow, up 5% to P2.0 billion, compared with the P1.9 billion recorded in the first quarter of 2010. Moreover, mobile Internet usage has been growing at a fast clip, with revenues increasing by 40%, from P169 million in the first three months of 2010 to P236 million in the first quarter of 2011. Wireless broadband revenues now account for 9% of wireless service revenues.

“Despite the lower revenues, our margins actually improved as we continue to manage our cash expenses closely and prudently. Mobile subscriber take-up remains surprisingly resilient but revenues are under pressure as a result of lower volumes in both voice and text – the number of SMS sent in fact decreased this quarter,” said Napoleon L. Nazareno, President and CEO of PLDT and Smart.

Orlando B. Vea, Smart Chief Wireless Adviser, said, “We will continue to push the boundaries for broadband – we have successfully launched LTE in Boracay last April and expect to bring the high speed broadband service into Metro Manila soon."

Smart continues to invest in its cellular and multi-platform broadband networks while upgrading its existing transmission, core and access facilities. Smart’s 3G and HSPA networks now cover 50% and 47% of the country’s population, respectively.

PLDT Fixed Line: Dealing with Challenges

Fixed line service revenues decreased by 10% to P11.5 billion in the first quarter of 2011 from P12.9 billion in the same period in 2010 as the strong peso impacted the business unfavorably. Had the peso remained stable, service revenues would actually have been higher by P130 million.

Exhibit 1

Fixed Line broadband subscribers grew by 14% to nearly 672,000 at the end of March 2011 from almost 590,000 at the end of March in 2010. PLDT DSL generated P2.2 billion in revenues in the first quarter of 2011, up 12% from P2.0 billion in 2010. However, international and domestic data services decreased by 14% and 29%, respectively.

Anticipated declines in ILD, NLD and LEC continued with their combined revenues of P6.0 billion in the first quarter of 2011, lower by 9% compared with P6.6 billion in the same period last year.

Fixed line EBITDA margin was higher at 51% for the first three months of 2011 compared with 49% for the same period in 2010 and 47% for the full year 2010, reflecting the success of several on-going initiatives to lower operating expenses.

"We expect DSL to be the anchor of the fixed line business with its continued strength in both subscriber and revenue terms. In the meantime, we are keeping a close watch on our cash expenses as we continue to explore all avenues for stabilizing the legacy fixed line revenues," declared Nazareno.

ICT: Gaining momentum

The Group’s information and communications technology (“ICT”) business reported service revenues of P2.7 billion in the first three months of 2011, an increase of 3% from the same period in 2010. Data center revenues continued to grow strongly with a 21% improvement over the comparable period in 2010. Knowledge Processing Solutions increased 8% on the back of higher contributions from the medical billing and content solutions verticals. Revenues from the Customer Relationship Management, or call center, business declined 13%, having been negatively impacted by the Peso’s appreciation.

68% of ICT’s revenues are dollar-denominated - had the peso remained stable, service revenues for the period would have increased by 7% year-on-year.

EBITDA for the ICT business increased by 23% to P454 million in the first quarter of 2011 compared with P370 million in the same period in 2010, as a result of the growth in service revenues and stable cash operating expenses. EBITDA margin at 17% was higher than the 14% recorded in the comparable period last year and 16% for the full year 2010. ICT’s revenues account for 7% of PLDT’s consolidated revenues.

Prospects for the reorganized SPi Global Holdings, Inc. continue to be encouraging with the projected expansion of the customer pipeline and a stronger sales and marketing organization.

“SPi is leveraging on its recent “BPO Company of the Year” award to attract new talent and clients. We are also pleased to see the CRM business stabilizing and look forward to positive year-on-year growth from that sector for the balance of the year,” stated Nazareno.

Exhibit 1

Meralco: Growing the Business

Our 2011 financial results reflect the equity accounting of our share in Meralco’s earnings through PLDT Communications and Energy Ventures, Inc. (PCEV), formerly

Piltel. PCEV’s income is derived mainly from its direct equity share in the net income of Manila Electric Company (“Meralco”) and its holdings in Beacon Electric Asset Holdings, Inc (“Beacon Electric”), beginning April 2010. PCEV owns 50% of Beacon Electric, a special purpose company jointly owned by PCEV and Metro Pacific Investments Corporation (“MPIC”).

Meralco’s Consolidated Reported Net Income for the first quarter of 2011 increased by 6% to 2.1 billion. The higher Consolidated Reported Net Income is due to the effect of the delayed implementation of rate adjustments for the 3rd and 4th Regulatory Years of the 2nd Regulatory Period as well as lower costs and expenses. The adjustment in the distribution rate for the 3rd Regulatory Year took effect in April 2010 after a voluntary suspension implemented in January 2010 while the adjustment for the 4th Regulatory Year took effect January 2011.

Consolidated Core Net Income for the first quarter of 2011, which excludes one-time, exceptional charges, amounted to 3.3 billion, a 64% improvement over the Core Net Income for the same period in 2010 of 2.0 billion. Core EBITDA amounted to 6.6 billion, representing a Core EBITDA margin on gross revenues of 12%.

Consolidated revenues, of which electricity accounts for 98% of the total, decreased by 6% due largely to lower average pass-through costs and slightly lower energy sales but partly offset by the increase in customer count and the distribution rate adjustments. Notwithstanding the slightly lower energy sales due to the unexpected cooler temperature and a slowdown in the economy throughout the first quarter of 2011, Meralco still managed to grow customers by 3%, largely from the commercial and residential sectors. Total consolidated revenues from electricity sales for the three months ended 31st March 2011 amounted to 56.2 billion, 6% lower than the amount for the same period in 2010.

Total costs and expenses for the three months ended March 31, 2011 amounted to 53.7 billion or 7% lower than the comparative period, with cost of purchased power accounting for 83% of total costs and expenses in the first quarter of 2011, compared with 89% for the same period last year. The 2011 first quarter operating results also reflect the slightly lower pass-on system loss charge from 0.54 per kWh in the first quarter of 2010 to 0.51 per kWh in the first quarter of 2011, an improvement from 7% to only 6% of total charges per kWh.

Consolidated free cash flow was 9.0 billion as at March 31, 2011 compared with negative free cash flow of 3.9 billion as at March 31, 2010. The much stronger cash position is due to the higher net cash generated from operations as a result of the distribution adjustments implemented in April 2010 and January 2011.

Exhibit 1

Digitel

On 29th March 2011, PLDT and JG Summit Holdings, Inc (“JGS”) announced the approval by their respective Boards of Directors of the acquisition by PLDT of JGS’s and certain other seller-parties’ ownership interest in Digital Telecommunications Philippines,

Inc. (“Digitel”) comprising of: (i) 3,277,135,882 common shares in Digitel, representing a 51.55% equity stake; (ii) zero-coupon convertible bonds issued by Digitel and its subsidiary to the JGS Group which are convertible into approximately 18.6 billion common shares of Digitel by 30 June 2011; and (iii) intercompany advances of P34.1 billion made by the JGS Group to Digitel and its subsidiaries (the “Assets”). Digitel operates a fixed line business in certain parts of the country and is the 100% owner of Digitel Mobile Philippines, Inc. The agreed consideration was P69.2 billion which will be settled by the issuance of one (1) new PLDT common share for every P2,500 consideration payable for the Assets.

The completion of the transaction will require regulatory approvals from the NTC, the Philippine SEC and the PSE. Our petition with the NTC was filed on 20th April and the NTC has set the first hearing for 23rd May. Filings have also already been made with the SEC. The issuance of the PLDT common shares as payment for the purchase price of the Assets also requires the approval of the shareholders of PLDT while the sale of the Digitel shares is subject to the consent of certain creditors of Digitel and Digitel Mobile Philippines, Inc. PLDT and Digitel have also solicited and already received fairness opinions from their respectively-appointed independent financial advisors.

This transaction is intended to be completed by the end of the second quarter of 2011.

Conclusion and Outlook

“You can conclude from our recent move in the acquisition space that we are painfully aware of the revenue slowdown that is evident in this first quarter of 2011. And while Management has done a good job of controlling expenses in order to protect margins, there is only so much can be done without affecting operations. We therefore expect - though it is much too early to quantify - that the acquisition of Digitel will provide benefits to PLDT and its shareholders in this respect. Furthermore, it will be difficult to provide guidance at this time given the potential significant impact that the closing of the Digitel transaction will have on our results.

Beyond the commercial aspects of the transaction, however, we have stressed that the combination of PLDT and Digitel is geared towards enhancing consumer welfare even if the industry structure were to be altered. We expect the transaction to benefit the general public through improved affordability and higher levels of service quality and coverage. We have also repeatedly stated that we plan to keep Digitel a separate entity and continue “unlimited” types of offerings so as not to deprive Filipinos of the affordable services that they require. We reiterate that we see no reason why the telecommunications industry will not remain just as competitive as it is today, given the benefit of free entry of new players and the high level of competence and financial resources of present and future players.

Exhibit 1

We believe that the regulator and Government will adhere to the principle of protecting the consumer – rather than protecting rivals – in assessing the merits of the Digitel transaction while ensuring that these two principles prevail: (i) no barrier to the entry of new players, and (ii) customers remain contestable, i. e., competitors are free to market to customers of competitors.

That said, we recognize that the ever-evolving telecommunications landscape has reached an inflection point. We are bumping against the limits of the old ways of doing business. To put PLDT, and indeed the whole industry, back on the path of continued growth, we cannot move forward by, doing more of the same. We simply need to change the game,” concluded Manuel V. Pangilinan, PLDT Chairman.

####

Exhibit 1

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua Melissa V. Vergel de Dios Ramon R. Isberto

Tel No: 816-8213 Tel No: 816-8024 Tel No: 511-3101

Fax No: 844-9099 Fax No: 810-7138 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless, and information and communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, and cellular network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.

Exhibit 2

May 10, 2011

Philippine Stock Exchange

3/F Philippine Stock Exchange Plaza

Ayala Triangle, Ayala Avenue

Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 2

May 10, 2011

SECURITIES & EXCHANGE COMMISSION

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 2

COVER SHEET

P	W	-	5	5
SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8553
Contact person	Contact Telephone No.

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,182,144 As of March 31, 2011	NA	NA
Total No. of Stockholders	Domestic	Foreign

------------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 2

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  May 10, 2011

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

Exhibit 2

11. Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (respectively, the “Board” and the “Company”) held on May 10, 2011:

1.         The Board noted and confirmed the appointment of Sycip Gorres Velayo & Co. as the Company’s external auditors to audit the financial statements of the Company for the year 2011 by the Audit Committee in its meeting held on May 9,2011; and

2.         The Board declared a cash dividend in the total amount of P12,420,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending June 15, 2011, payable on June 15, 2011 to the holder of record on May 27, 2011.

The cash dividend was declared out of the Company’s audited unrestricted retained earnings as at December 31, 2010, which are sufficient to cover the total amount of dividend declared.

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By: /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

May 10, 2011

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: May 10, 2011